CADILLAC VENTURES INC.

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

August 27, 2007

Exemption No. 82-2213

07026463

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the change of Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to changing the date of the Annual and Special Meeting of Shareholders to October 4th, 2007, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CADILLAC VENTURES INC.

Per: George A. Duguay

GAD/cd

Encl.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/17

EQUITY
TRANSFER & TRUST COMPANY

Clarisse Karangwa
Acct Manager, Client Services
Telephone: 416.361.0930 ext235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 27, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CADILLAC VENTURES INC.
Amended Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that an **Amended** Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for CADILLAC VENTURES INC.

1.	ISIN – CUSIP –	CA 1275271098 127527109
2.	Date Fixed for the Meeting –	**October 4, 2007**
3.	Record Date For Notice –	August 17, 2007
4.	Record Date For Voting –	August 17, 2007
5.	Beneficial Ownership Determination Date –	August 17, 2007
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting -	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting -	Common Shares
8.	Business to be conducted at the meeting –	Annual and Special

Yours Truly,
EQUITY TRANSFER & TRUS T COMPANY

Karangwa

END